

02050243

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-14712

FORM 6-K


RECD S.E.C.
AUG 6 2002
088

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

For the month of August 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated July 31, 2002 announcing France Telecom's agreement in principle with MobilCom's Bank Syndicate;

A press release dated August 1, 2002 announcing the agreement with Liberty Media Inc to sell Casema for 750 million euros; and

A press release dated August 5, 2002 announcing the sale of Stellat to Eutelsat.



france telecom

France Telecom reaches agreement in principle with MobilCom's Bank Syndicate

Paris, July 31, 2002 - France Telecom confirms that it has reached an agreement in principle, in form of a Memorandum of Understanding, with the Bank Syndicate lead by Deutsche Bank, Merrill Lynch, ABN Amro and Société Générale, which granted MobilCom a credit facility of approximately 4.7 billion euros, maturing on July 31, 2002.

A final agreement is subject to the completion of a number of conditions precedent, to be fulfilled to the satisfaction of France Telecom in its step-by-step process of resolution of the MobilCom issue.

These conditions precedent will have to be fulfilled before September, 30, 2002. There is no certainty at this stage that the situation of MobilCom can be resolved to the satisfaction of France Telecom.

Subject to the aforementioned conditions precedent, the Bank Syndicate have agreed in principle to sell their MobilCom's loans to France Telecom in exchange for a Subordinated Undated Convertible Security issued by France Telecom, which will have a nominal amount of approximately 4.7billion euros and no maturity, as well as no cash redemption. It will be subordinated to all other liabilities of France Telecom and convertible into shares of France Telecom, at a strike price of 47 euro per share.

This Security will be accounted for in France Telecom's balance sheet as quasi equity.

France Telecom Group Press Contact :
Nilou Ducastel Tel. : + 33 1 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com
Emilie Richer Tel. : + 33 1 44 44 93 93
emilie.richer@francetelecom.com

Nothing in this announcement implies that any member of the France Telecom Group has any conditional or unconditional obligation to increase the France Telecom Group's shareholding in MobilCom.

Press Release



france telecom

www.francetelecom.com

France Telecom pursues its debt reduction plan by selling Casema for 750 million euros

Paris, August 1, 2002 – France Telecom announces that it has reached an agreement with Liberty Media Inc to sell 100% of Casema Holding B.V. (Casema), representing an enterprise value of 750 million euros, payable in cash at the closing of this transaction. The closing will occur before the end of October 2002, subject to prior approval by the Dutch Competition Authority NMa.

The enterprise value of this transaction represents a multiple of approximately 13.5 times 2001 EBITDA and approximately 9 times 2002 EBITDA (based on Casema's latest budget forecast).

The France Telecom Group remains present in the Netherlands through three entities: Dutchtone N.V., the mobile operator controlled by Orange, Euronet Internet B.V., the Internet Service Provider controlled by Wanadoo, and Equant, which provides data services for international corporations.

Casema, which had 1.316 million subscribers at December 31, 2001, operates a cable network located in the central and southwestern areas of the Netherlands, including The Hague, Utrecht and Breda.

Transaction summary: at the closing of the transaction, Liberty Media will pay a total consideration of 750 million euros in cash which will provide for the repayment of Casema's bank debt (190 million euros at June 30, 2002), the repayment of France Telecom's inter-company loans to Casema and the payment of the Company's shares.

The agreement provides for the future operational relations between Casema and the other entities of the France Telecom Group in the Netherlands :

- Euronet Internet B.V., a subsidiary of Wanadoo, will retain a direct relationship with the 114,000 Wanadoo Cable subscribers in the Netherlands and will enter a long-term contract with Casema for access provision over its cable network;
- Dutchtone N.V. and Euronet Internet B.V. will retain access to Casema's cable network for the provision of leased-line services;
- Casema will continue to offer fixed telephony services to the Dutch administrative body ON21, as provided for under the OT 2000 agreement. This agreement also provides for mobile telephony services offered by Dutchtone N.V.

Press Contact:
Nilou du Castel, Head of the Press Office Tel: +33 (0)1 44 44 93 93
nilou.ducastel@francetelecom.com
Giles Spence Tel: +33 (0) 1 44 44 93 93
giles.spence@francetelecom.com

Press release

France Telecom
Corporate Communication
Information Department
6 Place d'Alleray
75505 Paris cedex 15
France
Phone +33 1 44 44 93 93
Fax +33 1 44 44 80 34


france telecom


eutelsat
communications via satellite

France Telecom sells Stellat to Eutelsat

Paris, August 5, 2002 – Following approval by Eutelsat shareholders at its General Shareholders meeting last Friday, France Telecom and Eutelsat announce that they have concluded an agreement on the acquisition by Eutelsat of 100% of shares in the Stellat company. Stellat is the company that owns the Stellat 5 satellite launched on July 5. Following the purchase of Europe*Star shareholding in Stellat, the net proceeds of the sale for France Telecom amount to approximately 180 million euros.

Based on its original mission, Stellat 5 will provide continuity of services for France Telecom's Telecom 2C satellite. This includes notably the transport of national French broadcasters that will be transferred to the satellite Stellat 5. With the power of Stellat 5 European beams particularly well suited for micro broadcasting services, business TV and high speed Internet access via small terminals, Stellat 5 represents a prime orbital resource for Eutelsat in these growth areas.

Giuliano Berretta, CEO of Eutelsat, said: "There were at least four good reasons motivating Eutelsat on the acquisition of Stellat. First, this satellite will strengthen our capacity for video broadcasting in France where an estimated one million homes rely on satellite to receive the French terrestrial channels. Second, Stellat gives us access to the C-band market, with a substantial payload of 10 transponders providing coverage across the African continent where there is substantial market demand, and also providing connectivity with the Americas. Thirdly, it will reinforce our broadcasting capacity and in-orbit security over Europe, the Middle East and North Africa, three core markets that represent 80% of our overall turnover. And finally, the satellite's coverage as far as the eastern seaboard of America dovetails with our strategy to build a key orbital neighbourhood for connectivity between the American continent and Europe. This strategy began with the launch of ATLANTIC BIRD™2 to 8 degrees West that will shortly be joined at 12.5 degrees West by ATLANTIC BIRD™1."

Jean-Yves Gouiffès, Executive Director, Network Branch of France Telecom, commented: "This sale – the first of those announced last March with regard to our holdings in satellite operators – is part of our policy to focus on our core business as a telecommunications services operator. France Telecom does not need to be a satellite operator itself in order to continue providing its services to its clients. We shall of course continue to use satellite infrastructure to carry our traffic and develop specific services, in particular via our division France Telecom Long Distance and our subsidiaries, notably via GlobeCast, for which Eutelsat remains a long-standing preferred partner".

.../...

About France Telecom

France Telecom is one of the world's leading telecommunications carriers, with more than 107 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 43 billion euros for 2001 (22.5 billion euros at June 30, 2002). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

About Eutelsat

Eutelsat S.A. is one of the world's leading operators of communications satellites. The company provides seamless coverage across four continents, encompassing Europe, the Middle East, Africa, south-west Asia and the eastern seaboard of North and South America. Eutelsat's satellite infrastructure gives it wide flexibility to offer video broadcast services, corporate network solutions, Internet access, and mobile services. From its strategic HOT BIRD™ orbital position and other orbital positions, Eutelsat transmits more than 1 200 television and 600 radio stations to 98 million cable or satellite homes. With headquarters in Paris, Eutelsat's workforce comprises 400 people from 24 countries.

These written materials are not an offer of securities for sale in the United States or in France. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Press Contacts

France Telecom

Nilou Du Castel
Tel: +33 1 44 44 93 93
nilou.ducastel@francetelecom.com

Estelle Rozine
Tel: 01 44 44 93 93
estelle.rozine@francetelecom.com

Eutelsat

Vanessa O'Connor
Tel: +33 1 53 98 47 57
Mob: +33 6 85 81 60 08
voconnor@eutelsat.fr

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: August 6, 2002



By:
Name: François Buge
Title: Deputy General Counsel